Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Headline:

ACS Government Solutions Group performs under pressure

“The economic downturn has put our clients – governments at all levels – under tremendous pressure to reduce costs while serving a greater number of citizens in need,” explained Joe Doherty, executive vice president and group president of ACS Government Solutions.

“Our group’s position as an operations partner to government in these tough times was key to our success in FY09 – and will continue to drive our leadership position going forward.”

The group logged some significant accomplishments, performing under the pressure of a new administration and an economic downturn:

Business realignment: In fiscal year 2009, the Government Solutions Group realigned its business in two ways.

“First, we reinvigorated a client-centric model of doing business by organizing our lines of business around the customers we serve,” Joe explained. “That gives us a single point-of-ownership for our client relationships.”

Second, the group realigned the business to be focused on markets and sub-markets.

“As we move into the years ahead, this alignment enables us to quickly identify areas of new opportunity,” Joe said. “The organization is now focused and agile enough to capitalize on those opportunities. Both of these changes, along with the sales force organization, serve as the foundation for our continued growth.”

Sales force optimization: By reorganizing the existing sales force and onboarding a significant number of new salespeople, the group achieved one of its best years.

“We have proven ourselves time and again to be reliable, responsive and flexible in delivering the mission-critical government operations and offering innovative ideas and solutions to help government,” Joe said. “Our strength is our ability to take scalable, reusable technology platforms and replicate them across the country. Many of these solutions have become national models. This capability, and a re-energized, ramped up sales force will enable us to continue our success going forward.”

Fiscal year 2010: ‘Expand leadership position’

“In FY10, we plan to build on the momentum we gained in FY09,” Joe said.

“ACS is a market leader in business process services in government. We intend to capitalize on this positioning and expand into new areas.”

These key strategies will support that goal:

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Adopt a market portfolio growth strategy: “We are investing in those markets where we have the greatest opportunities and growth potential – in other words, we are following the money. We will also reinvigorate our mature markets to create new opportunities and submarkets or niches,” Joe explained.

One of the best examples of strong execution of this portfolio growth strategy is the use of Electronic Payment Cards (EPC) in the human services marketplace. These cards eliminate paper checks in programs like temporary assistance and child support, and save states millions in check printing and administrative costs.

“We went from three EPC programs about four years ago to programs in 19 states and the federal government. That’s phenomenal growth and it’s still growing,” Joe pointed out. “We’ve applied EPC to unemployment insurance, which is at its highest levels since the Great Depression. Stimulus dollars are expanding these unemployment benefits, and we are able to help our clients reduce the costs of disbursing those benefits. So, for ACS, expanding a core solution into new markets gives us strong organic revenue growth.”

The Government Solutions Group serves more than 30 markets, many of which are niche markets.

“Where we invest and how we invest will require stepping back, looking at all of our markets, objectively assessing how we are performing in each and identifying where our clients are headed,” Joe said. “For example, healthcare reform is on top of the national agenda, as is energy and the environment. Our government healthcare line of business recognizes that population health management is an emerging market opportunity that is driven by both the need to contain healthcare costs and an aging population. EPC and healthcare are two prime areas, among others, where we are actively assessing and acting upon the greatest opportunities for growth. We are also looking to grow into global government markets.”

Add partnerships and acquisitions: Partnerships and acquisitions are key parts of the group’s strategy, taking advantage of new opportunities and expanding its market reach. For example, the group has added capabilities with its Bowers acquisition that position it for growth in population health management and other areas as healthcare policy continues to change. Other acquisitions and strategic partners will add capacity, and expand the group’s geographic footprint worldwide.

Build trust: “Being a trusted operations partner to government who can improve efficiency and reduce cost is both our differentiator and our go-forward strategy,” Joe said. “You can’t be trusted unless you understand the government programs you support and consistently, reliably deliver services to its citizens.

“That’s what ACS does so well – whether we’re paying Medicaid claims, disbursing employment benefits or providing emergency call center support in times of disaster. We have a deep understanding of programs we serve and can deliver. We will continue to prove ourselves in the year ahead.”

Fully engage client-centric model: In fiscal year 2009, the Government Services Group realigned its business, reinvigorating a client-centric model. In FY10, it will fully engage this model, maintaining a single point-of-ownership for client relationship management, leverage solutions and best practices from across ACS and work collaboratively with other ACS groups to help its clients – and the company – succeed.

“ACS is a market leader in business process services in government,” Joe added. “We are proud of our phenomenal growth in FY09, and will focus our efforts on building upon those successes with an ever-expanding government market in FY10.”

Pull Quote:

This article was first published in ACS Today, an internal magazine for ACS employees. It was published in Fall 2009.

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